UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Report on Acquisitions Under the Share Repurchase Agreement

SK Telecom Co., Ltd. (the “Company”) hereby reports its acquisitions of treasury shares made under a share repurchase agreement by and between the Company and SK Securities Co., Ltd. (“SK Securities”) dated July 27, 2023 (the “Share Repurchase Agreement”).

1. Entry into Share Repurchase Agreement

A. Date of Disclosure of Entry into the Share Repurchase Agreement: July 27, 2023

B. Name of Counterparty (Broker) to the Share Repurchase Agreement: SK Securities

2. Acquisitions of Issued Shares of the Company under the Share Repurchase Agreement

Date	Type	Total Number of Shares		Price Paid per Share (Won)	Aggregate Value (Won)
		Acquired	Disposed
July 28, 2023	Common shares	30,000	—	45,785	1,373,574,600
July 31, 2023	Common shares	40,000	—	46,205	1,848,209,500
August 1, 2023	Common shares	50,000	—	46,416	2,320,828,150
August 2, 2023	Common shares	50,000	—	46,486	2,324,321,200
August 3, 2023	Common shares	40,000	—	46,409	1,856,375,300
August 4, 2023	Common shares	40,000	—	46,402	1,856,096,250
August 7, 2023	Common shares	43,285	—	46,683	2,020,698,300
August 8, 2023	Common shares	45,842	—	47,058	2,157,276,250
August 9, 2023	Common shares	45,273	—	46,769	2,117,390,750
August 10, 2023	Common shares	45,842	—	46,621	2,137,238,650
August 11, 2023	Common shares	50,000	—	46,739	2,336,967,300
August 14, 2023	Common shares	80,000	—	47,190	3,775,211,850
August 16, 2023	Common shares	70,000	—	47,313	3,311,954,650
August 17, 2023	Common shares	30,000	—	47,361	1,420,835,000
August 18, 2023	Common shares	45,000	—	47,377	2,131,997,550
August 21, 2023	Common shares	80,000	—	47,307	3,784,624,200
August 22, 2023	Common shares	70,000	—	47,220	3,305,434,450
August 23, 2023	Common shares	10,000	—	47,205	472,050,000
August 24, 2023	Common shares	30,000	—	47,093	1,412,800,000
August 25, 2023	Common shares	45,000	—	47,222	2,125,015,150
August 28, 2023	Common shares	80,000	—	47,372	3,789,783,500
August 29, 2023	Common shares	70,000	—	47,619	3,333,334,600
August 30, 2023	Common shares	40,000	—	48,211	1,928,458,150
August 31, 2023	Common shares	30,000	—	48,054	1,441,639,850
September 1, 2023	Common shares	60,000	—	48,155	2,889,339,250
September 4, 2023	Common shares	80,000	—	47,728	3,818,276,550
September 5, 2023	Common shares	70,000	—	48,022	3,361,545,850
September 6, 2023	Common shares	60,000	—	47,785	2,867,123,350

Date	Type	Total Number of Shares		Price Paid per Share (Won)	Aggregate Value (Won)
		Acquired	Disposed
September 7, 2023	Common shares	60,000	—	48,037	2,882,278,500
September 8, 2023	Common shares	60,000	—	48,642	2,918,527,400
September 11, 2023	Common shares	70,000	—	48,878	3,421,464,700
September 12, 2023	Common shares	60,000	—	48,863	2,931,812,450
September 13, 2023	Common shares	50,000	—	49,683	2,484,187,400
September 14, 2023	Common shares	50,000	—	50,061	2,503,056,400
September 15, 2023	Common shares	30,000	—	50,319	1,509,573,800
September 18, 2023	Common shares	50,000	—	50,583	2,529,154,200
September 19, 2023	Common shares	40,000	—	50,482	2,019,317,100
September 20, 2023	Common shares	30,000	—	50,569	1,517,096,500
September 21, 2023	Common shares	40,000	—	50,674	2,026,976,900
September 22, 2023	Common shares	50,000	—	50,963	2,548,192,400
September 25, 2023	Common shares	40,000	—	51,134	2,045,379,500
September 26, 2023	Common shares	80,000	—	51,263	4,101,069,000
September 27, 2023	Common shares	70,000	—	51,642	3,614,956,200
October 4, 2023	Common shares	50,000	—	49,889	2,494,498,800
October 5, 2023	Common shares	40,000	—	48,383	1,935,351,650
October 6, 2023	Common shares	30,000	—	48,307	1,449,216,850
October 10, 2023	Common shares	60,000	—	49,656	2,979,388,450
October 11, 2023	Common shares	50,000	—	49,130	2,456,519,500
October 12, 2023	Common shares	40,000	—	48,855	1,954,209,750
October 13, 2023	Common shares	40,000	—	49,062	1,962,513,950
October 16, 2023	Common shares	60,000	—	49,457	2,967,478,850
October 17, 2023	Common shares	50,000	—	49,854	2,492,747,050
October 18, 2023	Common shares	30,000	—	50,019	1,500,570,850
October 19, 2023	Common shares	30,000	—	49,885	1,496,574,300
October 20, 2023	Common shares	60,000	—	49,986	2,999,177,550
October 23, 2023	Common shares	60,000	—	49,627	2,977,669,750
October 24, 2023	Common shares	50,000	—	49,779	2,488,959,350
October 25, 2023	Common shares	40,000	—	49,864	1,994,583,200
October 26, 2023	Common shares	40,000	—	49,325	1,973,033,750
October 27, 2023	Common shares	50,000	—	49,533	2,476,662,500
October 30, 2023	Common shares	33,168		49,711	1,648,841,550

Total	—	3,023,410	—	48,561	146,819,440,300

3. Treasury Shares after Acquisition of Issued Shares under the Share Repurchase Agreement

[As of October 30, 2023]

Type	Direct Acquisition			Acquisition under the Share Repurchase Agreement
	Number	Ratio*	Aggregate Value (million Won)	Number	Ratio*	Maximum Amount under the Share Repurchase Agreement (million Won)
Common shares	360,004	0.16%	16,493	3,023,410	1.38%	300,000
Total	360,004	0.16%	16,493	3,023,410	1.38%	300,000

*	Ratio calculated based on 218,833,144 total issued shares.

4. Share Ownership of Largest Shareholder

[As of October 30, 2023]

Name	Share Ownership
	Type	Immediately Prior to the Term of the Share Repurchase Agreement	Date of this Report	Reason for Change
SK Holdings Co., Ltd.	Common shares	65,668,397	65,668,397	—
Total	Common shares	65,668,397	65,668,397	—
	Other shares	—	—	—
	Total	65,668,397	65,668,397	—

5. Other Matters Relating to Protection of Investors

A. Share Repurchase Agreement

Date of Agreement	Term of Agreement	Counterparty	Maximum Amount under the Share Repurchase Agreement (Won)	Notes
July 27, 2023	July 27, 2023 – January 26, 2024	SK Securities	300,000,000,000	Subject of this Report

B. Details and Ratio of Acquisitions under the Share Repurchase Agreement

[As of October 30, 2023]

Type	Number of Shares Acquired	Aggregate Value (Won)	Ratio to Maximum Amount under the Share Repurchase Agreement	Counterparty	Notes
Common shares	3,023,410	146,819,440,300	48.9%	SK Securities	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: October 30, 2023